Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 1,473,644,888.00	0.0001531	$ 225,615.04
Fees Previously Paid
	Total Transaction Valuation:	$ 1,473,644,888.00
	Total Fees Due for Filing:			$ 225,615.04
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 225,615.04
Offering Note
[1]	(1) Title of each class of securities to which transaction applies: Common stock, par value $0.01 per share (the "Common Stock"), of STAAR Surgical Company ("STAAR"). (2) Aggregate number of securities to which transaction applies: As of the close of business on August 25, 2025, the maximum number of shares of Common Stock to which this transaction applies is estimated to be 52,541,986, which consists of (i) 49,320,466 shares of Common Stock entitled to receive the per share merger consideration of $28.00 per share cash payment (the "per share merger consideration"), (ii) 416,062 shares of Common Stock underlying in-the-money stock options that are vested or that will vest upon the closing of the transaction in accordance with their terms, which are entitled to receive the per share merger consideration less any applicable exercise price, (iii) 1,308,862 shares of Common Stock underlying performance-based restricted stock unit awards (including 818,039 shares underlying unvested performance-based restricted stock unit awards, assuming settlement in shares at 160% of target), which are entitled to receive the per share merger consideration, and (iv) 1,496,596 shares of Common Stock underlying restricted stock unit awards, which are entitled to receive the per share merger consideration. (3) Per unit price or other proposed maximum value of transaction computed pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of August 25, 2025, the proposed maximum aggregate value of transaction was calculated based on the sum of (i) the product of 52,125,924 shares of Common Stock outstanding and underlying performance-based restricted stock unit awards and restricted stock unit awards multiplied by the per share merger consideration; (ii) the product of 416,062 shares of Common Stock underlying in-the-money stock options that are vested or that vest upon the closing of the transaction in accordance with their terms multiplied by $9.17 (which is the difference between the per share merger consideration and the weighted average exercise price of such in-the-money stock options of approximately $18.83); and (iii) approximately $10,303,727 in total outstanding cash awards. (4) In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in note (3) above by 0.00015310.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A